

Exhibit 99.1

Maguire

For Immediate Release

MAGUIRE PROPERTIES REPORTS FOURTH QUARTER 2005 FINANCIAL RESULTS

LOS ANGELES, February 7, 2006 - Maguire Properties, Inc. (NYSE: MPG), a real estate investment trust, today reported results for the fourth quarter ended December 31, 2005.

Significant Fourth Quarter and Recent Events

- Completed agreement to form a new joint venture with Macquarie Office Trust to own, operate and acquire office properties primarily in Southern California. The new venture, Maguire Macquarie Office, currently consists of six premier office properties located primarily in Southern California featuring nearly 4 million square feet and an average portfolio occupancy of 94.0%. Net proceeds to Maguire Properties from the transaction were approximately $350 million in January 2006.

- Completed acquisition of Pacific Center, a 6.5 acre office campus comprised of two 10-story office buildings totaling approximately 450,000 square feet in San Diego's Mission City submarket for $149 million in February 2006. The project is currently 84% leased.

- Completed land sale entitled for 566 residential units at Park Place to Bosa Development for approximately $40 million during fourth quarter 2005.

- Completed new leases and renewals totaling 339,865 square feet, including a 48,219 square foot expansion and extension with Fidelity Exploration & Production to 2014 and a new lease for 23,161 square feet with Enner Plus Energy, both at Wells Fargo Center Denver during fourth quarter 2005.

Fourth Quarter 2005 Financial Results

Funds from Operations (FFO) available to common shareholders for the quarter ended December 31, 2005 was $25.8 million, or $0.58 per diluted share, compared to FFO available to common shareholders of $22.2 million or $0.52 per diluted share, for the quarter ended December 31, 2004.

FFO available to common shareholders for the year ended December 31, 2005 was $92.9 million, or $2.12 per diluted share, compared to FFO available to common shareholders of $84.4 million, or $1.98 per diluted share, for the year ended December 31, 2004. FFO available to common shareholders for the year ended December 31, 2005 was impacted by a loss on early extinguishment of debt of $2.4 million, or $0.05 per diluted share. Excluding losses on early extinguishment of debt, FFO would have been $2.17 per diluted share for the year ended December 31, 2005.

Net loss available to common shareholders for the quarter ended December 31, 2005 was $12.1 million, or $0.27 per diluted share, compared to net income available to common shareholders of $1.6 million, or $0.04 per diluted share, for the quarter ended December 31, 2004. Net loss available to common shareholders for the year ended December 31, 2005 was $42.9 million, or $0.99 per diluted share, compared to net income available to common shareholders of $15.6 million, or $0.36 per diluted share, for the year ended December 31, 2004.

Maguire Properties

333 South Grand Avenue
Suite 400
Los Angeles, California 90071

213 626 3300 Main
213 687 4758 Fax
www.maguireproperties.com

As of December 31, 2005, the Company owns 25.0 million square feet, consisting of 22 properties with approximately 14.7 million net rentable square feet, one 350-room hotel with 266,000 square feet and total on- and off-site structured parking of approximately 9.9 million square feet, including surface parking, which in total accommodates over 32,000 vehicles. The Company also owns undeveloped land that it believes can support up to 7.3 million square feet of office, retail and residential uses and up to an additional 3.6 million square feet of structured parking.

Mr. Robert F. Maguire III, our Chairman and Chief Executive Officer commented, "In 2005 our accomplishments included acquiring and fully integrating the $1.55 billion Commonwealth portfolio, achieving all time high leasing goals, advantageously fixing rates on our debt, establishing a strategic joint venture with Macquarie Office, an outstanding Australian company, expanding our presence in key markets both by acquisitions and by expanding our development pipeline and finally, by increasing the return on our assets. The company has grown to a $5 billion total market cap and we have produced a total return to shareholders of 94% since the IPO. We are growing strongly but we have a defensive and disciplined risk management strategy designed to ensure the integrity and stability of our cash flow which is of primary importance to the success of the company."

Teleconference and Webcast

Maguire Properties will conduct a conference call and audio webcast at 10:00 A.M. Pacific Time (1:00 p.m. Eastern Time) tomorrow, Wednesday, February 8, 2006, to discuss the financial results of the fourth quarter and provide a company update. The conference call can be accessed by dialing 800-443-9874 (Domestic) or 706-634-1231 (International); ID #1307774. The conference call can also be accessed via audio webcast through the Investor Relations section of the Company's web site, located at www.maguireproperties.com, or can be accessed through CCBN at www.streetevents.com. A replay of the conference call will be available approximately two hours following the call through February 15, 2006. To access this replay, dial 800-642-1687 (Domestic) or 706-645-9291 (International). The required passcode for the replay is #1307774. A webcast replay will also be available through the Investor Relations section of the Company's website, located at www.maguireproperties.com, or through CCBN at www.streetevents.com.

About Maguire Properties, Inc.

Maguire Properties, Inc. is the largest owner and operator of Class A office properties in the Los Angeles central business district and is primarily focused on owning and operating high-quality office properties in the Southern California market. Maguire Properties, Inc. is a full-service real estate company with substantial in-house expertise and resources in property management, marketing, leasing, acquisitions, development and financing. For more information on Maguire Properties, visit the Company's website at www.maguireproperties.com.

Business Risks

This press release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include: general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate); risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments; risks associated with the potential failure to manage effectively the Company's growth and expansion into new markets, to complete acquisitions or to integrate acquisitions successfully; risks and uncertainties affecting property development and construction; risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets; risks associated with joint ventures; potential liability for uninsured losses and environmental contamination; risks associated with our Company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended and possible adverse changes in tax and environmental laws; and risks associated with the Company's dependence on key personnel whose continued service is not guaranteed. For a further list and description of such risks and uncertainties, see our annual report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2005. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Maguire Properties, Inc.
Peggy Moretti
Senior Vice President, Investor and Public Relations
(213) 613-4558

(Tables follow)

MAGUIRE PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

		December 31, 2005		December 31, 2004
ASSETS				
Investments in real estate	$	3,897,893	$	2,419,743
Less: accumulated depreciation and amortization		(309,270)		(199,078)
		3,588,623		2,220,665
Cash and cash equivalents		45,034		64,495
Restricted cash		69,020		71,123
Rents and other receivables		16,821		8,038
Deferred rents		38,304		24,734
Due from affiliates		872		3,913
Deferred leasing costs and value of in-place leases, net		219,100		152,528
Deferred loan costs, net		22,787		15,826
Acquired above market leases, net		40,928		37,207
Other assets		27,702		5,365
Total assets	$	4,069,191	$	2,603,894
LIABILITIES, MINORITY INTERESTS				
AND STOCKHOLDERS' EQUITY				
Mortgage loans	$	3,205,234	$	1,550,250
Other secured loans		148,000		255,200
Accounts payable and other liabilities		107,515		77,330
Dividends and distributions payable		24,701		24,692
Capital leases payable		7,450		5,408
Acquired lease obligations, net		99,584		81,449
Total liabilities		3,592,484		1,994,329
Minority interests		40,070		72,198
Stockholders' equity:				
Preferred Stock, $0.01 par value, 50,000,000 shares authorized:				
7.625% Series A Cumulative Redeemable Preferred Stock, $25.00				
liquidation preference, 10,000,000 shares issued and outstanding				
at December 31, 2005 and 2004		100		100
Common Stock, $0.01 par value, 100,000,000 shares authorized,				
45,814,651 and 43,258,489 shares issued and outstanding at				
December 31, 2005 and 2004, respectively		458		433
Additional paid in capital		665,624		653,099
Unearned and accrued stock compensation, net		(1,196)		(5,184)
Accumulated deficit and dividends		(233,481)		(119,033)
Accumulated other comprehensive income, net		5,132		7,952
Total stockholders' equity		436,637		537,367
Total liabilities, minority interests and stockholders' equity	$	4,069,191	$	2,603,894

MAGUIRE PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three months ended December 31, 2005		Three months ended December 31, 2004	
Revenues:				
Rental	$	80,220	$	51,888
Tenant reimbursements		30,298		20,254
Hotel operations		6,527		5,879
Parking		11,643		9,047
Management, leasing and development services to affiliates		563		357
Interest and other		5,003		909
Total revenues		134,254		88,334
Expenses:				
Rental property operating and maintenance		26,598		17,972
Hotel operating and maintenance		4,247		3,893
Real estate taxes		12,308		6,917
Parking		3,208		2,603
General and administrative and other		6,385		4,336
Ground lease		666		666
Depreciation and amortization		46,075		25,734
Interest		44,558		18,633
Loss from early extinguishment of debt		119		791
Total expenses		144,164		81,545
Loss (income) before minority interests		(9,910)		6,789
Minority interests		2,585		(399)
Net (loss) income		(7,325)		6,390
Preferred stock dividends		(4,766)		(4,766)
Net (loss) income available to common shareholders	$	(12,091)	$	1,624
Basic and diluted (loss) income per share available to common shareholders	$	(0.27)	$	0.04
Weighted-average common shares outstanding:				
Basic		44,066,753		42,828,004
Diluted		44,066,753		43,069,428

MAGUIRE PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Year Ended December 31, 2005		Year Ended December 31, 2004	
Revenues:				
Rental	$	298,576	$	187,748
Tenant reimbursements		109,201		79,664
Hotel operations		24,037		20,519
Parking		44,703		33,797
Management, leasing and development services to affiliates		2,972		2,278
Interest and other		7,718		2,708
Total revenues		487,207		326,714
Expenses:				
Rental property operating and maintenance		99,915		69,245
Hotel operating and maintenance		15,739		14,497
Real estate taxes		42,330		24,430
Parking		11,966		9,293
General and administrative and other		21,692		17,530
Ground lease		2,664		2,657
Depreciation and amortization		166,878		86,587
Interest		157,284		64,235
Loss from early extinguishment of debt		1,769		791
Total expenses		520,237		289,265
(Loss) income from continuing operations before minority interests		(33,030)		37,449
Minority interests attributable to continuing operations		9,516		(3,982)
(Loss) income from continuing operations		(23,514)		33,467
Loss from discontinued operations before minority interests		(375)		-
Minority interests attributable to discontinued operations		71		-
Loss from discontinued operations		(304)		-
Net (loss) income		(23,818)		33,467
Preferred stock dividends		(19,064)		(17,899)
Net (loss) income available to common shareholders	$	(42,882)	$	15,568
Basic and diluted (loss) income per share from continuing operations available to common shareholders	$	(0.99)	$	0.37
Basic and diluted (loss) income per share available to common shareholders	$	(0.99)	$	0.36
Weighted-average common shares outstanding:				
Basic		43,513,810		42,504,134
Diluted		43,513,810		42,679,124

MAGUIRE PROPERTIES, INC.
FUNDS FROM OPERATIONS [a]
(in thousands, except for per share amounts)

	Three Months Ended				Year Ended			
	December 31, 2005		December 31, 2004		December 31, 2005		December 31, 2004	
Reconciliation of net (loss) income to funds from operations:								
Net (loss) income available to common shareholders	$	(12,091)	$	1,624	$	(42,882)	$	15,568
Adjustments:								
Minority interests		(2,585)		399		(9,587)		3,982
Real estate depreciation and amortization		45,976		25,643		166,481		86,212
Funds from operations available to common shareholders and unit holders (FFO)	$	31,300	$	27,666	$	114,012	$	105,762
Company share of FFO [b]	$	25,787	$	22,214	$	92,876	$	84,356
FFO per share - basic	$	0.59	$	0.52	$	2.13	$	1.99
FFO per share - diluted	$	0.58	$	0.52	$	2.12	$	1.98
Weighted-average common shares outstanding:								
Basic		44,066,753		42,828,004		43,513,810		42,504,134
Diluted		44,380,207		43,069,428		43,779,339		42,679,124
Reconciliation of FFO to FFO before loss from early extinguishment of debt:								
FFO available to common shareholders and unit holders (FFO)	$	31,300	$	27,666	$	114,012	$	105,762
Add: loss from early extinguishment of debt		119		791		1,769		791
Add: loss from early extinguishment of debt - discontinued operations		-		-		672		-
FFO before loss from early extinguishment of debt	$	31,419	$	28,457	$	116,453	$	106,553
Company share of FFO before loss from early extinguishment of debt [b]	$	25,885	$	22,849	$	94,864	$	84,980
FFO per share before loss from early extinguishment of debt - basic	$	0.59	$	0.53	$	2.18	$	2.00
FFO per share before loss from early extinguishment of debt - diluted	$	0.58	$	0.53	$	2.17	$	1.99

_____

(a)   We calculate funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of property, extraordinary items, real estate related depreciation and amortization (including capitalized leasing expenses, tenant allowances or improvements and excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because in excluding real estate related depreciation and amortization and gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

Management also uses FFO before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate) , (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy, (iii) the early repayment of debt associated with properties sold or (iv) the restructuring or replacement of corporate level financings to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition or disposition of properties.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO also should not be used as a supplement to or substitute for cash flow from operating activities (computed in accordance with GAAP).

(b)   Based on an 82.4% and 80.3% weighted average interest in our operating partnership for the three months ended December 31, 2005 and 2004, respectively and an 81.5% and 79.8% weighted average interest in our operating partnership for the years ended December 31, 2005 and 2004, respectively.